Exhibit 10.1  Employment Agreement

December 15, 1998


Brent Gordon
10464 Garden Grove Avenue
Northridge, California 91326


Dear Brent:

The following are the terms of your employment by Platinum Entertainment, Inc. ("Platinum") as Executive Vice President, Sales and Distribution.

1. You shall exercise all of the executive and administrative responsibilities of Executive Vice President, Sales and Distribution, subject to the by-laws of Platinum and the supervision of the Chief Executive Officer of Platinum. You also agree to perform such other duties and services as may be entrusted to you by the Chief Executive Officer and the Board of Directors of Platinum that are consistent with your position and title and shall report to the Chief Executive Officer and the Chief Operating Officer of Platinum.
You agree to discharge your responsibilities diligently, in good faith, and to the best of your abilities and to at all times give Platinum full information and truthful explanation of all matters relative to your employment responsibilities. You shall devote all of your time during ordinary business hours to the interests and business of Platinum and shall not, except as otherwise agreed to by the Board of Directors, work with or receive any compensation or consideration from any other party for services performed or to be performed by you.

2. (a) Your employment will be for a term of three (3) years, beginning January 1, 1999 (the "Term"), at the annual base salary of $230,000.00, less withholding ("Base Salary"), which will be paid in accordance with Platinum's regular payroll policies. Your Base Salary shall be increased by the amount of $10,000.00 in each of the second and third annual periods of the Term. In addition, during the term of your employment, you and your family will be entitled to participate in Platinum's regular health and dental insurance plan under Platinum's policies with respect to such plans. The amount of your Base Salary shall be increased by an amount sufficient, after taking into effect federal and state taxes, to pay the cost of health and dental insurance for you and your wife. During each annual period of your employment you shall be entitled to up to four (4) weeks of vacation, and five (5) personal leave days. You shall also be eligible to participate in the 401(K), life insurance, and all other benefit plans of Platinum under Platinum's policies with respect to such plans for its employees. You shall also be reimbursed for reasonable expenses incurred by you for promoting the business of Platinum and in performance of your duties hereunder in accordance with Platinum's expense policies. You will be issued a company credit card and long distance telephone charge card.

(b) Platinum hereby acknowledges that, at the date hereof, you reside in Northridge, California. Platinum has asked you to relocate to Atlanta, Georgia area, and you hereby agree to such relocation. Accordingly, promptly following any such relocation of the principal residence of you and your family, Platinum shall reimburse you for the expense of such relocation upon your delivery to Platinum of proper documentation evidencing such expense. Temporary housing for you and your family, not to exceed seventy-five (75) days, will be paid for by Platinum.

3. (a) In further consideration of your services hereunder, Platinum agrees to grant to you an option (the "Purchase Option") to purchase an aggregate of Thirty Thousand (30,000) shares of Platinum's common stock at a purchase price established pursuant to the 1995 Employee Incentive Compensation Plan, as amended in 1996, at the next grant date as approved by the Board of Directors of shareholders of Platinum (the "Grant Date"). The Purchase Option shall be exercisable with respect to a portion of the shares subject to the Purchase Option over the course of the option period as follows: up to and including one-third (1/3) of the shares subject to the Purchase Option shall be exercisable on and after the first anniversary of the Grant Date; up to and including two thirds (2/3) of the shares subject to the Purchase Option shall be exercisable on and after the second anniversary of the Grant Date; and up to and including one hundred percent (100%) of the shares subject to the Purchase Option shall be exercisable on and after the third anniversary of the Grant Date. The Purchase Option shall be subject to the provisions of a separate stock option agreement, in the form of other Platinum employee stock options, to be entered between Platinum and you, as well as the terms of Platinum's Stock Option Plan existing as of the Grant Date. In the event your employment with Platinum continues for the complete Term of this Agreement but terminates thereafter by action of Platinum without cause prior to the third anniversary of the Grant Date, the Purchase Option with respect to the portion of shares vesting on the third anniversary of the Grant Date shall be exercisable by you effective upon the date of such termination.

(b) In further consideration of your services hereunder, Platinum agrees that you shall be entitled to receive such bonuses, including stock options, as are determined by the Compensation Committee of the Board of Directors of Platinum for each annual period of the term of this Agreement. Platinum agrees that the formula for the calculation of your bonus shall be based upon the EBIDA performance of Platinum's proprietary distribution system presently entitled Platinum Distribution, and that your portion of the bonus pool for the employees of Platinum Distribution shall be twenty-five percent (25%). Platinum agrees that options to purchase Ten Thousand (10,000) shares of Platinum's common stock ("Incentive Options") shall be awarded to you during each annual period of this Agreement upon your achieving certain levels of Net Sales of product owned by Platinum and distributed through Platinum Distribution ("Incentive Product"), which levels shall be determined annually by the Compensation Committee of the Board of Directors of Platinum. For purposes of this Agreement, the term "Net Sales" shall mean gross sales of Incentive Product, less returns and credits. The Incentive Options shall be exercisable on or after the respective dates of your achievement of the applicable levels of Net Sales in each period of this Agreement (the "Incentive Grant Dates"). The Incentive Options shall be subject to the provisions of separate stock option agreements, in the form of other Platinum employee stock options, to be entered between Platinum and you, as well as the terms of Platinum's Stock Option Plan existing as of the respective Incentive Grant Dates.

4. Unless otherwise mutually extended, this agreement shall terminate on December 31, 2001, or the first to occur of the following:

(a)  Your death.

(b) Your absence or inability to render the services required hereunder by reason of a state of physical or mental incapacity for more than a period of fifteen (15) consecutive weeks and upon thirty (30) days prior written notice by Platinum to you of an intent to terminate because of such absence or inability.

(c)  (i) Your act or acts which constitute a felony;

(ii) Your act or acts in the course of your employment that constitute a fraud, misappropriation of property of Platinum or any of its affiliates, or dishonesty;
(iii) Your act or acts which constitute any crime involving moral turpitude; or

(iv) Your willful engagement in one or more acts, or your willful failure to act, which is damaging to Platinum or any of its affiliates in a material manner, or your willful failure to comply with reasonable directions of the Chief Executive Officer or Chief Operating Officer of Platinum, after (A) written notice is delivered to you describing such willful failure or engagement in one or more acts and (B) you fail to cure such willful failure or engagement after a reasonable period of time as determined by the Chief Executive Officer or Chief Operating Officer in their reasonable discretion (not to be less than five (5) days).

(d) In the event Platinum terminates this Agreement for any reason other than those reasons set forth in Paragraph 4(a), 4(b) or 4(c), Platinum shall continue to pay you, as severance compensation, all compensation payable hereunder in the form of Base Salary for a period beginning on the date of your termination and ending on the end of the Term. You shall not be required to mitigate the amount of any payment provided for pursuant to this Paragraph 4(d) by seeking other employment or otherwise.

5. (a) You acknowledge that the relationship between the parties hereto is exclusively that of employer and employee and that Platinum's obligations to you are exclusively contractual in nature. Platinum shall be the sole owner of all the fruits and proceeds of your services hereunder, including but not limited to all ideas, concepts, formats, suggestions, developments, arrangements, designs, packages, programs, promotions, musical compositions, inventions pertaining to or useful in or to the activities of Platinum, and other such intellectual properties which you may create during the Term of your employment hereunder (all of the foregoing being collectively referred to herein as "Work Product"), free and clear of any claims by you (or anyone claiming under you) of any kind or character whatsoever, other than your right to compensation hereunder, provided however that this shall only apply to Work Product that is conceived or made on Platinum's time or with the use of Platinum's facilities or materials. You shall, at the request of Platinum, execute such assignments, certificates or other instruments as Platinum may from time to time deem necessary or desirable to evidence, establish, maintain, perfect, protect, enforce or defend its right, title and interest in or to any Work Product of which Platinum shall be the sole owner as hereinabove provided.

(b) All memoranda, notes, business records and other documents made or compiled by you or made available to you during the Term of this Agreement concerning the business of Platinum shall be Platinum's property and on request shall be delivered to Platinum on the termination or expiration of this Agreement or at any other time on request.

(c) You agree that, during the term of this agreement and at all times thereafter, you will maintain the confidentiality of all Confidential Information regarding Platinum and its subsidiaries, affiliates, successors, and assigns (hereinafter collectively the "Protected Entities") that you have, or will have received or had access to as an employee, officer or director and that you will not make any disclosure thereof to anyone else except as to matters that have been the subject of public announcement or disclosure, is generally available to the public from sources not subject to confidentiality agreements with Platinum, or except as required by law. "Confidential Information" shall mean any information relating to the business or affairs of the Protected Entities, including but not limited to information relating to plans, developments, financial statements, customer identities, potential customers, employees, suppliers, servicing methods, equipment, programs, strategies and information, analyses, profit margins, inventions, improvements, copyrightable work, or other proprietary information used by the Protected
Entities in connection with their businesses.   Nothing herein shall prevent
you subsequent to the termination or expiration of your employment pursuant to this Agreement from using and availing yourself of your general technical skills, knowledge and experience, including that pertaining to or derived from the non-secret or non-confidential aspects of the Protected Entities.

(d) For a period of one year after the Term of this Agreement, unless approved by the Board of Directors of Platinum, you will not, directly or indirectly, except for secretarial or clerical employees who have theretofore rendered services for you:

(i) solicit any employee of the Protected Entities, or any performing artist or other person then under contract with or rendering services to or making phonograph or other recordings for the Protected Entities to terminate his or her employment by, or contractual relationship with, the Protected Entities, or to refrain from extending or renewing the same (upon the same or new terms) or to refrain from rendering services to or making phonograph or other recordings for the Protected Entities, or to become employed by or to enter into contractual relations with, or to make phonograph or other recordings for, persons other than the Protected Entities;

(ii) approach any such employee, performing artist, producer or other person for any of the foregoing purposes; or
(iii) authorize or knowingly approve or assist in the taking of any such actions by any other person.

(e) Platinum shall be entitled, in addition to any other right or remedy it may have, to an injunction, without the posting of any bond or other security, enjoining or restraining you from any violation or threatened violation of any part of Paragraphs 5(a), 5(b), 5(c), or 5(d).

6. This agreement (a) represents the entire agreement between you and Platinum;(b) is not to be amended, supplemented, varied or discharged except by an instrument in writing; (c) may be executed in counterparts, each of which shall be deemed an original; and (d) shall be interpreted in accordance with and in all respects governed by the laws of the State of Illinois. If any provision of this agreement is declared void, or otherwise unenforceable, such provision shall be deemed to have been severed from this agreement, which shall otherwise remain in full force and effect.

If the foregoing correctly states our agreement, please so confirm by signing below where indicated.

                                              Platinum Entertainment, Inc.



                                              By:/s/THOMAS R. LEAVENS

Accepted and Agreed:


/s/ BRENT GORDON
Brent Gordon
12/17/98
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